UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
NutraCea

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
67060N204

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.     ☐  Rule 13d-1(b)
b.     ☑  Rule 13d-1(c)
c.     ☐  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67060N204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,803,179

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,803,179

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,803,179 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	67060N204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,803,179

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,803,179

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,803,179 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	67060N204

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,803,179

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,803,179

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,803,179 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Amendment No. 1 is being filed jointly by Cranshire Capital, L.P., Downsview Capital, Inc., and Mitchell P. Kopin (each, a “Reporting Person,” and collectively, the “Reporting Persons”) and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 29, 2008 (the “Schedule 13G”).
     Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.
Item 4. Ownership.
     (a) and (b):
As of the close of business on December 31, 2008, each of the Reporting Persons may be deemed to beneficially own 8,803,179 shares of Common Stock, including (i) 5,454,545 shares of Common Stock issuable upon conversion of 3,000 shares of Series D Convertible Preferred Stock, (ii) 2,727,273 shares of Common Stock issuable upon exercise of Warrant 1 and (iii) 110,049 shares of Common Stock issuable upon exercise of a second warrant (“Warrant 2”), in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 168,124,554 shares of Common Stock issued and outstanding on October 31, 2008, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2008 filed by the Issuer with the SEC on November 7, 2008, plus (2)(A) 5,454,545 shares of Common Stock issuable upon conversion of 3,000 shares of Series D Convertible Preferred Stock, (B) 2,727,273 shares of Common Stock issuable upon exercise of Warrant 1 and (C) 110,049 shares of Common Stock issuable upon exercise of Warrant 2, in each case of clause (2), held by Cranshire. The foregoing excludes (x) 723,284 shares of Common Stock issuable upon exercise of Warrant 2 and (y) 791,102 shares of Common Stock issuable upon exercise of a third warrant, in each case, held by Cranshire because each of such warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the shares of Common Stock outstanding after giving effect to such exercise. Without such blocker provisions, each of the Reporting Persons would be deemed to beneficially own 10,317,565 shares of Common Stock.
     (c)   Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:     0     .
(ii) Shared power to vote or to direct the vote:      8,803,179     .
(iii) Sole power to dispose or to direct the disposition of     0     .
(iv) Shared power to dispose or to direct the disposition of      8,803,179     .
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑ .
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 11, 2009

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	Mitchell P. Kopin
Mitchell P. Kopin, President

Mitchell P. Kopin
Mitchell P. Kopin